Cash Flow

Mira Zaki Photography

Date Range: Jan 01, 2021 to Oct 06, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Oct 06, 2021
Operating Activities	
Sales	
Sales	$30,806.22
Uncategorized Income	$14,442.64
Total Sales	**$45,248.86**
Purchases	
Accounting Fees	-$558.00
Advertising & Promotion	-$1,599.84
Apple iPhone Cloud Storage	-$29.97
Bank Service Charges	-$164.40
Books	-$43.01
Computer – Hardware	-$273.86
Computer – Internet	-$219.96
Computer – Software	-$1,999.82
Credit Repair	-$827.97
Dues & Subscriptions	-$2,774.36
Education/Training/Personal Development	-$392.75
Equipment Lease or Rental	-$326.62
Insurance- Renter's	-$153.73
Interest Expense	-$521.66
Meals and Entertainment	-$843.11
My Photography Book- Itty Bitty Publishing	-$1,750.00

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Oct 06, 2021
Rent Expense	-$300.00
Tips	-$70.00
Transportation	-$753.22
Travel Expense	-$216.06
Utilities	-$816.01
Website	-$230.82
Subcontracted Services	-$850.74
Uncategorized Expense	-$5,514.38
Total Purchases	**-$21,230.29**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**$24,018.57**

Investing Activities	
Property, Plant, Equipment	
Purchase of Computer	-$2,570.54
Total Property, Plant, Equipment	**-$2,570.54**
Other	
Net Cash from Investing Activities	**-$2,570.54**

Financing Activities

Loans and Lines of Credit

Proceeds from PPP Loan #1	$8,863.60
Proceeds from PPP Loan #2	$6,129.00
Total Loans and Lines of Credit	**$14,992.60**

Owners and Shareholders

Received from Owner Investment / Drawings	$6,960.64
Paid to Owner Investment / Drawings	-$40,873.74
Total Owners and Shareholders	**-$33,913.10**

Other

Payments to Loan for Copywriting Class	-$625.50
Total Other	**-$625.50**
Net Cash from Financing Activities	**-$19,546.00**

OVERVIEW

Starting Balance

TOTAL BUS CHK	-$424.30
Total Starting Balance	**-$424.30** As of 2021-01-01
Gross Cash Inflow	$67,202.10
Gross Cash Outflow	$65,300.07
Net Cash Change	**$1,902.03**

Ending Balance

TOTAL BUS CHK	$1,477.73
Total Ending Balance	**$1,477.73** As of 2021-10-06